Exhibit 99 (a)(6)

Dear Stockholder:

We are pleased to inform you that Cole Credit Property Trust, Inc. (the “Company”) has entered into an Agreement and Plan of Merger, dated March 17, 2014 (the “Merger Agreement”), with American Realty Capital Properties, Inc. (“ARCP”) and Desert Acquisition, Inc. (“Purchaser”), a direct wholly-owned subsidiary of ARCP, which provides for the acquisition of the Company by ARCP.

Pursuant to the Merger Agreement, Purchaser commenced a tender offer (the “Offer”) pursuant to which Purchaser has offered to purchase all of the outstanding shares of the Company’s common stock (the “Shares”), at a price per Share of $7.25 (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding taxes.

The Offer is initially scheduled to expire at midnight, New York City time, on Friday, April 25, 2014 (which is the end of the day on April 25, 2014), subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

The Merger Agreement provides, among other things, that after the successful completion of the Offer and the satisfaction or waiver of certain conditions, the Company will be merged with and into the Purchaser, with the Purchaser continuing as the surviving corporation (the “Merger”). In the Merger, each share issued and outstanding immediately prior the effective time of the Merger (other than Shares owned by any wholly-owned Company subsidiary, by ARCP or by any ARCP subsidiary) will cease to be issued and outstanding, be cancelled and retired, cease to exist and be converted into the right to receive an amount in cash equal to the Offer Price ($7.25), without interest and less any applicable withholding taxes.

The Board of Directors of the Company unanimously (1) authorized the execution and delivery of the Merger Agreement, and approved and declared advisable the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, (2) directed that if approval of the Merger by the Company stockholders is required by applicable law, the Merger and the other transactions contemplated by the Merger Agreement be submitted for consideration at a meeting of the Company stockholders and (3) resolved to recommend that the Company stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, vote in favor of the approval of the Merger and the other transactions contemplated by the Merger Agreement.

In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors that are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). In addition to the enclosed Schedule 14D-9, also enclosed are Purchaser’s Offer to Purchase, together with related materials to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these materials carefully.

On behalf of the Board of Directors of the Company, we thank you for your support.

Sincerely,

/s/ Robin A. Ferracone	/s/ Nicholas S. Schorsch

Robin A. Ferracone	Nicholas S. Schorsch
Independent Director	Chairman, Chief Executive Officer and President

2325 EAST CAMELBACK ROAD, SUITE 1100 | PHOENIX, ARIZONA 85016 | WWW.COLECAPITAL.COM

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COLE CAPITAL: AN AMERICAN REALTY CAPITAL PROPERTIES COMPANY